PINE GROVE ASSET MANAGEMENT LLC

SECTION I. CODE OF ETHICS

A.	INTRODUCTION

High ethical standards are essential for the success of the Firm and to maintain the confidence of its clients and investors. The Firm is of the view that its long-term business interests are best served by adherence to the principle that the clients’ interests come first. The Firm has a fiduciary duty to the clients it manages that requires Access Persons to act for the benefit of clients. Potential conflicts of interest may arise in connection with the personal trading activities of Access Persons. In recognition of the Firm’s fiduciary obligations to clients and the Firm’s desire to maintain its high ethical standards, the Firm has adopted this Code of Ethics containing provisions designed to: (i) prevent improper personal trading by Access Persons; (ii) prevent improper use of material, non-public information about securities recommendations made by the Firm or securities holdings of clients; (iii) identify conflicts of interest; and (iv) provide a means to resolve any actual or potential conflict in favor of clients.

One goal is to allow the Firm’s Access Persons to engage in personal securities transactions while protecting clients, the Firm and its Access Persons from the conflicts that could result from a violation of the securities laws or from real or apparent conflicts of interests. While it is impossible to define all situations that might pose such a risk, this Code of Ethics is designed to address those circumstances where such risks are likely to arise.

Adherence to the Code of Ethics and the related restrictions on personal investing is considered a basic condition of employment for employees and Access Persons (as applicable) of the Firm. If there is any doubt as to the propriety of any activity, employees should consult with the Chief Compliance Officer. The Chief Compliance Officer may rely upon the advice of legal counsel or outside compliance consultants.

B.	APPLICABILITY OF CODE OF ETHICS

1.	Personal Accounts of Access Persons. This Code of Ethics applies to all Personal Accounts of all Access Persons. A Personal Account also includes an account maintained by or for:

(a)	Access Person’s spouse (other than a legally separated or divorced spouse of the Access Person) and minor children;

(b)	Any individuals who live in the Access Person’s household and over whose purchases, sales, or other trading activities the Access Person exercises control or investment discretion;

(c)	Any persons to whom the Access Person provides primary financial support, and either (i) whose financial affairs the Access Person controls, or (ii) for whom the Access Person provides discretionary advisory services;

(d)	Any trust or other arrangement which names the Access Person as a beneficiary; and

(e)	Any partnership, corporation, or other entity of which the Access Person is a director, officer or general partner or in which the Access Person has a 25% or greater beneficial interest, or in which the Access Person owns a controlling interest or exercises effective control.

2.	Access Person as Trustee. A Personal Account does not include any account for which an Access Person serves as trustee of a trust for the benefit of (i) a person to whom the Access Person does not provide primary financial support, or (ii) an independent third party.

(a)	Personal Accounts of Other Access Persons. A Personal Account of an Access Person that is managed by another Access Person is considered to be a Personal Account only of the Access Person who has a Beneficial Ownership in the Personal Account. The Personal Account is considered to be a client account with respect to the Access Person managing the Personal Account.

(b)	Solicitors/Consultants. Non-employee Solicitors or Consultants are not subject to this Code of Ethics unless the Solicitor/Consultant, as part of his duties on behalf of the Firm, (i) makes or participates in the making of investment recommendations for the Funds, or (ii) obtains information on recommended investments for the Funds.

(c)	Client Accounts. A client account includes any account managed by the Firm that is not a Personal Account.

C.	RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

1.	General. It is the responsibility of each Access Person to ensure that a particular securities transaction (which includes investments in privately placed investment funds and in general any instrument commonly known as a security) being considered for his or her Personal Account is not subject to a restriction contained in this Code of Ethics or otherwise prohibited by any applicable laws. Personal securities transactions for Access Persons may be effected only in accordance with the provisions of this Section.

2.	Pre-Clearance of Transactions in a Personal Account Involving IPOs and Investment Opportunities of Limited Availability. An Access Person must obtain the prior written approval of the Chief Compliance Officer before engaging in the following types of transactions for his or her Personal Account:

•	direct or indirect acquisition of beneficial ownership in a security in an initial public offering; and

•	direct or indirect acquisition of beneficial ownership in a security in a limited offering (which includes any offering of securities that is exempt under the Securities Act of 1933 such as interests in hedge funds or other pooled investment vehicles, restricted securities, private placements, etc.).

A request for pre-clearance must be made by completing the Pre-Clearance Form in advance of the contemplated transaction. A Sample Pre-Clearance Form is attached as Exhibit 2. The Chief Compliance Officer will generally be responsible for pre-clearing the transactions identified above. In the event that the Chief Compliance Officer is not available to consider the pre-clearance request or the Chief Compliance Officer is submitting her own pre-clearance request, then a pre-clearance request should be submitted to Executive Management who will consider the request and approve or deny the transaction. Any approval given under this paragraph will remain in effect for 45 days.

3.	Pre-Clearance of Transactions in a Personal Account Involving Registered Investment Companies Held by Pine Grove Funds. An Access Person must obtain the prior written approval of the Chief Compliance Officer prior to purchasing or selling shares issued by any registered open-end fund (e.g. a traditional mutual fund) in which one or more Funds is invested or is contemplating an investment (each such a fund, a “Pine Grove Mutual Fund Investment”). The Chief Compliance Officer will maintain a list of Pine Grove Mutual Fund Investments which will be available to all Access Persons via the Pine Grove employee intranet. Access Persons are absolutely required to check the list of Pine Grove Mutual Fund Investments to determine if a proposed investment (or sale of an existing investment) would require pre-clearance.

A request for pre-clearance must be made by completing the Pre-Clearance Form in advance of the contemplated transaction. A Sample Pre-Clearance Form is attached as Exhibit 2. The Chief Compliance Officer will generally be responsible for pre-clearing the transactions identified above. In the event that the Chief Compliance Officer is not available to consider the pre-clearance request or the Chief Compliance Officer is submitting her own pre-clearance request, then a pre-clearance request should be submitted to Matt Stadtmauer or Tom Williams who will consider the request and approve or deny the transaction. Any approval given under this paragraph will remain in effect for 24 hours.

Although Access Persons are not required to include Pine Grove Mutual Fund Investments on their holdings or transactions reports (as such open-ended mutual funds are not “reportable securities” under Advisers Act Rule 204A-1), Access Persons should note that the Chief Compliance Officer may (in her sole discretion) periodically request that any Access Person provide information about ALL of his or her holdings in mutual funds. If it is determined that the pre-clearance requirements set forth above have not been followed, such Access Person may be deemed to have violated this Code of Ethics.

4.	Prohibitions on Trading in Certain Securities:

•	Do Not Trade List. In the event that trading in the securities of an issuer would give rise to or appear to give rise to a conflict of interest, such issuer will be added to the Firm’s Do Not Trade List. Access Persons are prohibited from trading in the securities of an issuer on the Do Not Trade List for so long as the issuer remains on the List absent approval from the Portfolio Manager and Chief Compliance Officer (which shall be granted only in limited circumstances). The Portfolio Manager and Chief Compliance Officer retain absolute discretion in determining when to add issuers to and remove issuers from the Do Not Trade List. A current copy of the List will be made available to all Access Persons. The Chief Compliance Officer will communicate any amendments to the List by circulating an email to all Access Persons. It is the Access Person’s responsibility to ensure that he does not trade a security of an issuer while the issuer is on the List. It is recommended that Access Persons review the Do Not Trade List and discuss any perceived issues with the Chief Compliance Officer prior to making any personal transactions. Please see the Chief Compliance Officer with any questions.

•	Privately Placed and Publicly Traded Securities of Investment Managers. The privately placed and publicly traded securities of an investment manager that advises an underlying fund that a Pine Grove client (including, but not limited to, PGP, PGIP, PGIP II, PGOF and PGOFM) is currently invested in, or is contemplating an investment in, will be immediately added to the Do Not Trade List. Investments by Access Persons in privately placed securities of an investment manager that advises an underlying fund that a Pine Grove client later becomes invested in, and is added to the Do Not Trade List, would require the Access Person to close the investment as soon as reasonably possible, due to the appearance of conflicts of interest. Waiver of the requirement to close the investment or delay the timing of the closing is not likely to be granted.

D.	REPORTING REQUIREMENTS

1.	All Access Persons are required to submit to the Chief Compliance Officer (subject to the applicable provisions of sub-Section E. below) the following reports:

(a)	Initial Holdings Report – Access Persons are required to provide the Chief Compliance Officer with an Initial Holdings Report within 10 days of the date that such person became an Access Person that meets the following requirements:

(i)	Must disclose all of the Access Person’s current securities holdings with the following content for each reportable security (as defined in sub-Section D.2. below) in which the Access Person has any direct or indirect beneficial ownership:

•	title and type of reportable security;

•	ticker symbol or CUSIP number (as applicable);

•	number of shares; and

•	principal amount of each reportable security.

(ii)	Must disclose the name of any broker, dealer or bank with which the Access Person maintains a Personal Account.

(iii)	Information contained in Initial Holdings Reports must be current as of a date no more than 45 days prior to the date that the person became an Access Person.

(iv)	The date upon which the report was submitted.

(v)	Access Persons should use the form of Holdings and Transactions Report contained in Exhibit 3 to this Compliance Manual.

(b)	Annual Holdings Report – Subject to the applicable provisions of sub-Section E below, Access Persons must also provide Annual Holdings Reports of all current reportable securities holdings at least once during each 12-month period (the “Annual Holding Certification Date”). For purposes of this Code of Ethics, the Annual Holdings Certification Date is December 31. From a content perspective, such Annual Holdings Reports must comply with the requirements of sub-Section D.1.(a)(i), (ii) and (iv) above and the information must be current no more than 45 days prior to the date the report is submitted. Access Persons should use the form of Holdings and Transactions Report contained in Exhibit 3 to this Compliance Manual.

(c)	Quarterly Transaction Reports – Subject to the applicable provisions of sub-Section E. below, Access Persons must also provide Quarterly Transaction Reports disclosing each transaction in a reportable security (including transactions in limited offerings) in which the Access Person has any direct or indirect beneficial ownership. Such Quarterly Transaction Reports must meet the following requirements:

(i)	Content Requirements – Quarterly Transaction Reports must include:

•	date of transaction;

•	title of reportable security;

•	ticker symbol or CUSIP number of reportable security (as applicable);

•	interest rate or maturity rate (if applicable);

•	number of shares;

•	principal amount of reportable security;

•	nature of transaction (i.e., purchase or sale);

•	price of reportable security at which the transaction was effected;

•	the name of broker, dealer or bank through which the transaction was effected; and

•	the date upon which the Access Person submitted the report.

(ii)	Timing Requirements – Subject to sub-Section E.3, Access Persons must submit a Quarterly Transaction Report no later than 30 days after the end of each quarter.

(iii)	Access Persons should use the form of Holdings and Transactions Report provided in Exhibit 3 to this Compliance Manual.

2.	Definition of Reportable Security – For purposes of the reporting requirements, a reportable security is any financial instrument that is known as a security and as defined in detail in Section 202(a)(18) of the Advisers Act (for example: any equity securities; any corporate bonds; agency bonds; investments in hedge funds or real estate partnerships), EXCEPT that it does NOT include:

(a)	Direct obligations of the Government of the United States;

(b)	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(c)	Shares issued by money market funds;

(d)	Shares issued by registered open-end funds (e.g. a traditional mutual fund); provided that such funds are NOT advised by the Firm or an affiliate and such fund’s adviser or principal underwriter is not controlled or under common control with the Firm; and

(e)	Shares issued by unit investment trusts that are invested exclusively in one or more registered open-end funds; provided that such funds are NOT advised by the Firm or an affiliate and such fund’s adviser or principal underwriter is not controlled or under common control with the Firm.

For the avoidance of doubt, Access Persons should note that shares in exchange traded funds, commonly referred to as ETFs, ARE reportable securities and as such need to be included in all Initial and Annual Holdings Reports as well as all Quarterly Transaction Reports, if applicable.

E.	EXCEPTIONS FROM REPORTING REQUIREMENTS

This sub-Section sets forth exceptions from the reporting requirements of sub-Section D of this Code. All other requirements will continue to apply to any holding or transaction exempted from reporting pursuant to this sub-Section. Accordingly, the following will be exempt only from the reporting requirements of Section D:

1.	No Initial, Annual or Quarterly Transaction is required to be filed by an Access Person with respect to securities held in any Personal Account over which the Access Person has (or had) no direct or indirect influence or control; and

2.	Quarterly Transaction Reports are not required to be submitted with respect to any transactions effected pursuant to an automatic investment plan (although holdings need to be included on Initial and Annual Holdings Reports).

F.	PROTECTION OF MATERIAL NON-PUBLIC INFORMATION ABOUT SECURITIES/INVESTMENT RECOMMENDATIONS

In addition to other provisions of this Code of Ethics and the Firm’s Compliance Manual (including Section X. of the Compliance Manual and the Insider Trading Procedures in Section III), Access Persons should note that the Firm has a duty to safeguard material, non-public information about securities/investment recommendations provided to (or made on behalf of) clients. As such, Access Persons generally should not share such information outside of the Firm. Notwithstanding the foregoing, Access Persons and the Firm may provide such information to persons or entities providing services to the Firm or client where such information is required to effectively provide the services in question. Examples of such are:

•	brokers;

•	accountants or accounting support service firms;

•	custodians;

•	transfer agents;

•	bankers; and

•	lawyers.

If there are any questions about the sharing of material, non-public information about securities/investment recommendations made by the Firm, please see the Chief Compliance Officer.

G.	OVERSIGHT OF CODE OF ETHICS

1.	Reporting. Any situation that may involve a conflict of interest or other possible violation of this Code of Ethics, must be promptly reported to the Chief Compliance Officer in writing. The Chief Compliance Officer must then report it to Executive Management.

2.	Review of Transactions. Each Access Person’s transactions in his/her Personal Accounts may be reviewed on a regular basis and compared to transactions entered into by the Firm for funds managed by the Firm. Any transactions that are believed to be a violation of this Code of Ethics will be reported promptly to the Chief Compliance Officer who must report them to Executive Management.

3.

Sanctions. Executive Management, with advice of outside legal counsel, at its discretion, shall consider reports made to management and upon determining that a violation of this Code of Ethics has occurred, may impose such sanctions or remedial action that the management deems appropriate or to the extent required by law (as may be advised by outside legal counsel or other advisors). These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment with the Firm, or criminal or civil penalties.

H.	CONFIDENTIALITY

All reports of securities transactions and any other information filed pursuant to this Code of Ethics shall be treated as confidential to the extent permitted by law.

PINE GROVE ASSET MANAGEMENT LLC

SECTION II. CODE OF ETHICS TRAINING

Professional ethical standards remain an essential element of the Firm’s business model and training supports each the Firm’s supervision of its employees and business activities. The Firm has implemented a set of procedures for ethics training in accordance with the supervisory obligations under the National Futures Association’s Compliance Rule 2-9 to diligently supervise the Firm’s employees.

The Firm’s training program will include as a minimum the following categories:

1.	An explanation of the applicable laws and regulations and rules of self-regulatory organizations or contract markets and registered derivatives transaction execution facilities;

2.	The Firm’s obligation to the public to observe just and equitable principles of trade;

3.	How to act honestly and fairly and with due skill, care and diligence in the best interest of customers and the integrity of the markets;

4.	How to establish effective supervisory systems and internal controls;

5.	Obtaining and assessing the financial situation and investment experience of customers;

6.	Disclosure of material information to customers; and

7.	Avoidance, proper disclosure and handling of conflicts of interest.

Copies of the presentations provided to employees will be given to employees at the end of the training session and each employee will be required to complete an attendance checklist.

Training will be provided in-house and at the office of Pine Grove in Summit, New Jersey by the Chief Compliance Officer who may also consult with third party service providers as to format and content. Training will be provided to employees on an at least annual basis.

If any employee has any questions at all about ethics training and these procedures, they should be directed to the Chief Compliance Officer.